December 17, 2021

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Karen Rossotto

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Rossotto:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 118 (“PEA No. 118”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2021 (accession number 0001580642-21-004736). The purpose of PEA No. 118 is to add the Clockwise Capital Innovation ETF (the “Fund”) as a series of the Registrant.

Prospectus:

Comment 1. The fifth paragraph of the Fund’s “Principal Investment Strategies” states that it will invest substantially all of its assets in equity securities. Given this statement, please consider whether the Fund’s investment in fixed income securities is a principal investment strategy as stated in the second sentence of the first paragraph of the “Principal Investment Strategies” section. If investing in fixed income securities is not a principal strategy of the Fund, the Staff recommends it be included in the Statement of Additional Information. Please revise accordingly.

Response to Comment 1: As part of its investment strategy, the Fund intends to maintain a 10% cash balance at all times, and a potentially higher percentage under extreme circumstances (e.g. with the exceedingly high market values pre-covid). This 10% allocation may be invested in short-term treasuries, money market funds, and other cash-equivalent vehicles. Because the percentage investment in these fixed-income securities are targeted to be 10% of the Fund’s net assets, Registrant respectfully will continue to represent fixed income investments as a principal investment strategy. However, Registrant has modified the referenced sentence from the first paragraph of Fund’s “Principal Investment Strategies” to read as follows: “Under normal circumstances, approximately 90% of the Fund’s assets will be invested in equity securities, including common stocks, partnership interests, and other equity investments or ownership interests in business enterprises.” We also have moved the sentence referencing fixed income investing in the first paragraph under the heading “Principal Investment Strategies” to the last sentence of the fifth paragraph, and reworded the sentence to read as follows: “Under normal circumstances, the Fund as a target will invest up to 10% of the Fund’s portfolio in fixed income securities on an opportunistic basis, including short-term treasuries, money market funds, and other cash equivalents. The Fund may maintain a higher percentage of the Fund’s assets in such investments under extreme conditions (e.g. with exceedingly high market values pre-COVID).”

Comment 2. The third sentence of the first paragraph of the Fund’s “Principal Investment Strategies” states: “The Adviser defines 5G enabled opportunistic investing as investing in companies that, in the Adviser’s opinion, best leverage the proliferation of 5G internet and cloud-based products and services.” It is unclear how the Adviser determines the securities it invests in when leveraging the proliferation of 5G internet and cloud-based products and services. Please provide additional detail.

Response to Comment 2: The Registrant refers the Staff to the second and third paragraphs of the Fund’s “Principal Investment Strategy” which speak directly to the Adviser’s selection process for companies that best leverage the proliferation of 5G internet and cloud-based products and services, with the third paragraph defining this group as the “Investment Universe” and the selection criteria of this universe as follows (emphasis supplied):

“The Adviser’s investment thesis focuses on the meaning of time and the role it plays in people's lives, believing that the essence of a successful investment resides in the ability of a company to save their customer’s time. The Adviser believes that those companies that best leverage the proliferation of 5G internet and cloud-based products and services will experience the greatest increases in labor productivity, fulfilling technology’s essential purpose, improving people’s time. The Adviser believes that those companies that are best able to improve labor productivity and increase customer efficiencies over time will be best positioned for positive long-term growth.

The Fund will seek to achieve its investment objective by investing in assets that the Adviser believes will be capable of delivering a 100% return over a five-year investment cycle, or 15% average annual compound returns. In selecting investments for the Fund, the Adviser seeks to identify, using its own internal research and analysis, companies capitalizing on 5G internet and cloud-based products and services. The Adviser uses both “top down” and “bottom up” approaches to security selection for the Fund. The Adviser begins by using a “top down” approach employing thematic prerequisites to develop a target universe of approximately 80 companies that the Adviser believes are best positioned to leverage the proliferation of 5G internet and cloud-based products and services (the “Investment Universe”). To perform this analysis, all investment team members review new ideas during daily briefings and weekly portfolio reviews. Ideas are first screened for such thematic prerequisites from the list of companies that comprise Nasdaq, the S&P 500, and Russell 2000. The Adviser next uses a “bottom up” approach to determine which companies the Fund will invest in within the Investment Universe. As part of this process, the investment team evaluates certain minimum financial thresholds for each investment idea, including the company’s growth profile, margin opportunity, and asset turnover ratios. The Adviser makes its investment decisions primarily based on its analysis of the potential of the individual companies in the Investment Universe using its proprietary valuation scoring methodology which accounts for financial modeling of asset turnover trends and projections, market opportunity, network resilience, and historical multiple performance of each company in the Investment Universe…”

Comment 3.    The fourth sentence of the first paragraph of the Fund’s “Principal Investment Strategies” states that the Fund will invest in cryptocurrency and digital payments. Please explain how the Fund plans to invest in cryptocurrency and digital payments and specifically disclose what type of cryptocurrency and digital payments vehicles the Fund will invest in or gain exposure to. Please also explicitly state in the Fund’s Principal Investment Strategies that it will not invest directly in cryptocurrencies. In your response to staff, please indicate the percentage of the Fund’s portfolio that the Adviser anticipates will be exposed to cryptocurrencies and digital payments.

Response to Comment 3: The Fund will not invest directly in any cryptocurrencies, nor will it in invest in any bitcoin futures ETFs. The Fund’s exposure to bitcoin and digital payments will only be through the portfolio companies in which it may invest, such as Square and Coinbase. The Fund’s exposure to cryptocurrencies through these investments will vary from issuer to issuer. However, the Fund does not expect that its indirect exposure to cryptocurrencies through these investments will exceed 20% of the Fund’s net assets. We have added language to the Fund’s Principal Investment Strategies to state that the Fund will not invest directly any cryptocurrencies.

Comment 4. With regard to the “Unprecedented Data Explosion” and “Leading to Next Industrial Revolution” graphs in the Fund’s “Principal Investment Strategies,” please review Item 4 of Form N1-A and explain why the presentation of the graphs is determined to be appropriate (i.e. how is the source reliable for disclosure purposes), and remove or relocate the graphs accordingly.

Response to Comment 4:  The Registrant has removed the subject graphs from the prospectus.

Comment 5. The first sentence of the third paragraph of the Fund’s “Principal Investment Strategies” states: “The Fund will seek to achieve its investment objective by investing in assets that the Adviser believes will be capable of delivering a 100% return over a five-year investment cycle, or 15% average annual compound returns.” Please include disclosure that there is no guarantee the Adviser will achieve its objective. Please also explain in your response to staff how the Adviser developed reasonable belief of investing in assets capable of delivering a 100% return over a five-year investment cycle and how it determined the potential percentage of returns. Please also explain how this disclosure is appropriate and not misleading.

Response to Comment 5: Registrant has removed the language referring to the projected annual rate of return and return over a five-year investment cycle, and has modified the referenced sentence to read as follows:

“The Adviser will seek to achieve the Fund’s investment objective, using its own internal research and analysis, by identifying and investing in companies capitalizing on 5G internet and cloud-based products and services.”

Comment 6: The fourth paragraph of the Fund’s “Principal Investment Strategies,” as well as in other occurrences throughout the Fund’s prospectus, the Fund indicates that it expects to be concentrated from time to time in various named sectors or industry groups. Given the Fund’s fundamental investment policy related to concentration to not invest 25% or more of its assets in a particular industry, as stated in the Fund’s Statement of Additional Information (“SAI”), please revise all references to the word “concentrated” to use a different term of art to indicate the Fund’s “focus” in particular sectors or industry groups. The comment applies to all use of the word “concentrated” in the Fund’s prospectus.

Response to Comment 6:

In its 485(a) filing, Registrant disclosed as a Fundamental Investment Limitation that:

The Fund will not invest 25% or more of its total assets in a particular industry, but because of the small number of positions that the Fund expects to hold in its portfolio, it will at times invest 25% or more of its assets in the Utilities Industry Group and/or the Real Estate Industry Group.

The reason for this SAI disclosure was that the Fund had disclosed in the prospectus that because of its focused investment strategy and the small number of positions (10 to 20) in which the Fund intends to invest, more that 25% of the Fund’s assets could at times be invested in any one of the sectors in which the Fund may invest, as reflected in the Fund’s principal investment strategies, including the Utilities Sector and the Real Estate Sector. Under the Global Industry Classification Standard (“GICS®”), however, for the Utilities Sector and the Real Estate Sector there is no further differentiation between the sectors and industry groups that comprise the sector: the only industry group in the Real Estate Sector is the Real Estate Industry Group, and the only industry group in the Utilities Sector is the Utilities Industry Group. Because of the situation, Registrant believed that using the GICS® classification system, the Fund might be classified as concentrated in the particular industry group if it were concentrated in the corresponding sector. Registrant has determined, however, that the Fund’s portfolio will be evaluated for sector and industry concentration purposes by the Bloomberg Industry Classification Standard (“BICS®”), which does further differentiate between the two levels. Using the BICS® system, the Fund will not be concentrated in any particular industry or industry group. We have therefore modified the SAI Fundamental Investment Limitation disclosure to read as follows:

“Concentration. The Fund will not invest 25% or more of its total assets in a particular industry or industry group. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities or repurchase agreements with respect thereto.”

With respect to our disclosure related to sector concentration, the Registrant has modified its disclosure throughout the prospectus, as requested, to reflect that the Fund’s investments may be focused in particular sectors rather than concentrated, but we also disclose that because of the small number of securities the Fund intends to invest, such sector investments may represent more than 25% of the Fund’s assets.

Comment 7. The first sentence of the fifth paragraph of the Fund’s “Principal Investment Strategies” references investment in business trust shares. If this is a cryptocurrency related vehicle, please disclose such. Please also explain how the Fund will access cryptocurrency.

Response to Comment 7: The reference to “business trust shares’ is not a reference to a cryptocurrency-related vehicle, as the Fund has no intention to invest in such vehicles. As previously noted, the Fund’s only exposure to cryptocurrency will be indirect through its investments in companies that have cryptocurrency exposure. In response to this comment 7, Registrant has removed the reference to “business trust shares.”

Comment 8. For the reasons previously stated regarding the Fund’s fundamental concentration policy, please replace the reference to “concentrated” or “concentration” with another term of art as included in Concentrated Portfolio Risk, Sector Concentration Risk and Industry Group Concentration Risk in the Fund’s “Principal Investment Risks.” This comment applies to all occurrences in the prospectus.

Response to Comment 8: Please see Registrant’s response to Comment 6. We have relabeled “Sector Concentration Risk” as “Sector Focus Risk” wherever it appears in the prospectus. For the reasons described in our response to Question 6, we have eliminated “Concentrated Portfolio Risk” and “Industry Group Concentration Risk” entirely.

Comment 9. Please consider if Non-Diversification Risk is a principal investment risk and revise accordingly.

Response to Comment 9: Because the Fund will invest a higher percentage of its assets in a limited number of issuers as stated in its “Principal Investment Strategies,” the Registrant believes the subject risk disclosure is appropriate.

Comment 10. Cash and Cash Equivalents Risk is included as a principal investment risk of the Fund. Please consider if this risk is a principal risk. If so, please disclose in the Fund’s “Principal Investment Strategies” what cash and cash equivalents investments the Fund intends to principally invest and to what extent. If cash and cash equivalents are not a principal investment strategy of the Fund, please relocate the risk to the SAI accordingly.

Response to Comment 10: Please see Registrant’s response to Comment 1.

Comment 11. In Cryptocurrency Risk included in the Fund’s “Principal Investment Risks,” please disclose that the Fund will not invest directly in cryptocurrency.

Response to Comment 11: Please see Registrant’s response to Comment 3. The Registrant has added the following disclosure as the fourth sentence to Cryptocurrency Risk:

“The Fund will not invest directly in any cryptocurrencies, nor will it in invest in any bitcoin futures ETFs.”

Comment 12. The last sentence of Cryptocurrency Risk states: “As a result of holding an equity instrument with exposure to cryptocurrency, the Fund may trade at a significant premium to NAV.” Please explain in your response why holding an equity instrument with exposure to cryptocurrency may impact the Fund’s trading price compared to the NAV.

Response to Comment 12: Please see Registrant’s response to Comments 3 and 11. Because Registrant’s exposure to cryptocurrencies will only be indirectly through the portfolio companies in which it may invest, Registrant does not believe that the referenced risk disclosure is appropriate, and we have removed it from the prospectus.

Comment 13. Emerging Market Securities Risk is included as a principal investment risk of the Fund. Please consider if this risk is a principal risk. If so, please disclose in the Fund’s “Principal Investment Strategies” that emerging markets investments are a principal investment of the Fund. If emerging markets securities are not a principal investment strategy of the Fund, please relocate the risk to the SAI accordingly.

Response to Comment 13: Upon further consultation with the Fund’s Adviser, Registrant has determined that neither investments in foreign securities nor investments in emerging markets securities will be a principal investment strategy of the Fund. Registrant consequently has removed references to investments in foreign and emerging markets securities from both the “Principal Investment Strategies” and Principal Investment Risks” disclosures in both Item 4 and Item 11 of the prospectus and have moved such disclosures to the Statement of Additional Information, to the extent that they are not already covered.

Comment 14. With regard to New Fund Risk in the Fund’s “Principal Investment Strategies,” please expand the disclosure to address secondary market liquidity and fixed cost base.

Response to Comment 14: In response to Comment 14, Registrant has added the following risk disclosure to the prospectus in both Item 4 and Item 9:

Secondary Market Liquidity Risk. Shares of the Fund may trade at prices other than NAV. As with all exchange traded funds (“ETFs”), Fund shares may be bought and sold in the secondary market at market prices. The trading prices of the Fund’s shares in the secondary market generally differ from the Fund’s daily NAV and there may be times when the market price of the shares is more than the NAV (premium) or less than the NAV (discount). This risk is heightened in times of market volatility or periods of steep market declines. Additionally, in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. When an ETF is first launched, it is unlikely to have immediate secondary market liquidity. There is likely to be a lead market maker making markets of significant size, but it is unlikely there will be many market participants on day one of trading. This lack of secondary market liquidity may make it difficult investors to transact in Fund shares in the market, and the market price consequently may deviate from the Fund’s NAV. As the Fund begins to trade and as client interest increases, more and more market participants buy or sell shares of the Fund and secondary market liquidity will grow. While all ETFs can be held for prolonged periods or intraday, some ETFs experience more secondary market trading than others.

Comment 15. In the section titled “Performance,” please include the following disclosure pursuant to Item 4 of Form N-1A: “The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.”

Response to Comment 15: The Registrant has included the referenced disclosure as requested.

Comment 16. In the section titled “Investment Adviser and Portfolio Managers,” please include each portfolio manager’s title and length of service as required by Item 5 of Form N-1A.

Response to Comment 16: The Registrant has added the requested disclosure.

Comment 17. The section titled “Investment Objective” states that the Fund’s investment objective is non-fundamental and may be changed without shareholder approval. Please disclose any 60-day notice requirement to shareholders as applicable.

Response to Comment 17:   The Registrant has amended the referenced disclosure as follows:

“The investment objective of the Fund may be changed by the Board upon 60 days’ notice to shareholders without shareholder approval.”

Comment 18. The first bullet of the sub-section “Risk Management” in the section titled “Additional Information About the Fund’s Principal Investment Strategies” uses the term “concentrated.” For the reasons previously stated regarding the Fund’s fundamental concentration policy, please replace with another term of art.

Response to Comment 18: Please see Registrant’s responses to Comments 6 and 8. Registrant has replaced the word “concentrated” with the word “focused” throughout the prospectus.

Comment 19. Please revise the last bullet of the sub-section “Risk Management” in the section titled “Additional Information About the Fund’s Principal Investment Strategies” regarding upside-downside capture ratio to use plain English.

Response to Comment 19: The referenced disclosure in Registrant’s 485(a) filing stated that the Adviser “Consistently monitors and emphasizes maximizing upside – downside capture ratio”. Registrant has modified the referenced language to reflect that the Adviser “Consistently monitors and seeks to maximize the Fund’s “upside – downside capture ratio”, which is a measurement that statistically shows whether a given fund has outperformed--gained more or lost less—than a broad market benchmark during periods of market strength and weakness respectively, and if so, by how much.

Comment 20. The third bullet of the sub-section “Portfolio Risk Management” in the section titled “Additional Information About the Fund’s Principal Investment Strategies” uses the term “concentration.” For the reasons previously stated regarding the Fund’s fundamental concentration policy, please replace with another term of art.

Response to Comment 20. Please see our response to Comments 6, 8, and 18 relating to changed disclosure regarding the Fund’s fundamental concentration policy. Registrant has replaced the word “concentrated” with the word “focused” throughout the prospectus.

Comment 21. Please include disclosure included in the fourth bullet of the sub-section “Portfolio Risk Management” in the section titled “Additional Information About the Fund’s Principal Investment Strategies” regarding the Fund’s target 10% cash balance in the Fund’s “Principal Investment Strategies.”

Response to Comment 21. Please see Registrant’s response to Comment 1.

“Under normal circumstances, the Fund as a target will invest up to 10% of the Fund’s net assets in fixed income securities on an opportunistic basis, including short-term treasuries, money market funds, and other cash equivalents. The Fund may maintain a higher percentage of the Fund’s assets in such investments under extreme conditions (e.g. with exceedingly high market values pre-COVID).”

Comment 22. Please revise the last bullet of the sub-section “Portfolio Risk Management” in the section titled “Additional Information About the Fund’s Principal Investment Strategies” regarding maintaining strict bias to use plain English.

Response to Comment 22. In Registrant's 485(a) filing, the referenced language reads as follows: “The Adviser: Maintains a strict bias toward realizing a geometric compounded long-term rate of return.” Registrant has amended the referenced disclosure as follows: “The Adviser: Manages the Fund’s portfolio with a goal of realizing a strong long-term geometrically calculated rate of return. Geometric calculation of a rate of return is used to measure the average return per period of an investment that is compounded over multiple time periods, and returns using this method benefit from consistent year over year long-term positive performance.”

Comment 23. Please disclose within the registration statement that, in stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the Fund’s shares could, in turn, lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response to Comment 23: In response to this comment 23, we have added the following Item 4 and Item 9 risk disclosure under the heading “Market Risk”:

“In stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. This adverse effect on liquidity for the Fund’s shares could, in turn, lead to differences between the market price of the Fund’s shares and the underlying net asset value of those shares.”

Comment 24. With respect to foreign and fixed income securities, please confirm in your response to staff whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants).

Response to Comment 24: Please see Registrant’s Response to Comment 13. Upon further consultation with the Fund’s Adviser, Registrant has determined that neither investments in foreign securities nor investments in emerging markets securities will be a principal investment strategy of the Fund. To the extent that the Fund invests in foreign or emerging market securities as a non-principal investment strategy, such investments will be through ADRs and GDRs.

Comment 25. If this is the Adviser’s first time managing a mutual fund product, please consider including separate risk disclosure regarding the Adviser’s lack of experience.

Response to Comment 25: In response to comment 25, Registrant has added the following item 4 and item 9 risk disclosure in the Fund’s Prospectus:

New Adviser Risk. The Adviser has not previously served as an adviser to a registered mutual fund or ETF. As a result, there is no long-term track record against which an investor may judge the Adviser and it is possible the Adviser may not achieve the Fund’s intended investment objective.

Comment 26. In the section titled “Management of the Fund,” please revise the last sentence in the sub-section “Investment Adviser” to specify if the discussion regarding the Board’s approval of the Advisory Agreement will be included in the semi-annual or annual report and provide the reporting period.

Response to Comment 26: The Registrant has amended the referenced disclosure as follows:

“A discussion of the Trustees’ review of the Advisory Agreement will be available in the Fund’s first Annual Report for the period ending August 31, 2022, as applicable, after the Fund commences operations.”

SAI:

Comment 27. In the Fund’s Fundamental Limitations as set forth in the “Investment Limitations” section of the SAI, please remove the reference to “at times” in the Fund’s concentration policy as it is not permissible to afford flexibility in the Fund’s fundamental limitations.

Response to Comment 27: Please see Registrant’s response to Comments 6, 8, and 18 relating to changed disclosure regarding the Fund’s fundamental concentration policy and other uses of the word

“concentrated” in the registration statement. Registrant has modified the SAI Fundamental Investment Limitation disclosure to read as follows”

“Concentration. The Fund will not invest 25% or more of its total assets in a particular industry or industry group. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities or repurchase agreements with respect thereto.”

Comment 28. The second Non-Fundamental Limitation indicating the Fund may not purchase securities on margin is inconsistent with prior disclosure in the registration statement. Please revise accordingly.

Response to Comment 28: The second Non-Fundamental Limitation in the SAI provides that the “Fund may not…(2) Purchase securities on margin, except that the Fund may obtain such short-term credits as are necessary for the clearance of transactions; and provided that margin deposits in connection with futures contracts, options on futures contracts or other derivative instruments shall not constitute purchasing securities on margin.” Registrant has identified clause (d) of the second paragraph under the heading Fundamental Limitations – Borrowing Money as being arguably inconsistent with this disclosure. That provision states as follows: “The Fund will not borrow money, except that to the extent permitted by applicable law: . . .(d) the Fund may purchase securities on margin.” Registrant has removed clause (d) as to harmonize these two provisions.

Comment 29. Per Item 17 of Form N-1A, please include any pension or retirement benefits afforded to the Board members. If no, please so state.

Response to Comment 29: The Registrant has amended the referenced disclosure as follows:

“None of the Trustees receive pension or retirement benefits for his or her services to the Trust.”

Comment 30. Please delete or supplementally explain the legal basis for the disclosure included in the sub-section “Acceptance of Purchase Order” in the section titled “Purchasing Creation Units.” In particular, please explain in your response to staff how the disclosure in (d), (e) and (f) of the second paragraph is consistent with rule 6c-11. See, Exchange-Traded Funds, Release No. 33-10695, at p.59 (Sep. 25, 2019).

Response to Comment 30: Registrant believes that the referenced disclosure is consistent with Rule 6c-11 and falls within the guidance of both the proposing release (ICA Rel. No. 33140 (June 28, 2018)) and the adopting release (Rel. No. 33-10695-September 25 2019) that an ETF may suspend creations only for a limited time and only due to extraordinary circumstances. Registrant also notes that the referenced disclosure, including clauses (d), (e), and (f), is consistent verbatim with the SAI disclosure on this topic of many ETFs, including some of the largest ETF complexes in the country. Registrant therefor respectfully declines to change the referenced language.

If you have any additional questions, or need additional information, please contact me by phone at 513-346-4152 or by e-mail at pleone@ultimusfundsolutions.com. Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,
/s/ Paul Leone
Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary